Exhibit 99.1
Mindray Announces 2008 Third Quarter and Nine Months Results
Net Revenue Increased 93.6% to US$146.5 million; Non-GAAP Gross Margins Improved to 57%
SHENZHEN, China, November 11, 2008 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide today announced its selected unaudited financial results for the third quarter and nine months ended September 30, 2008. The financial results reported below include the results of operations of the patient monitoring business acquired from Datascope (“DPM”) starting from May 1, 2008.
Highlights for 2008 Third Quarter and Nine months
–	Revenue generated in China increased 61.3% while revenue generated in international markets increased 126.1% in the third quarter of 2008 over the same period of 2007
–	Non-GAAP net income, as defined below, in the third quarter of 2008 increased 48.1% over the same period of 2007
–	Non-GAAP diluted EPS, as defined below, in the third quarter 2008 increased 46.1% over the same period of 2007
–	Continue to improve product mix with the introduction of 5 new products year-to-date

–	DPM integration ahead of schedule

–	Recently renewed major GPO contract with HealthTrust Purchasing Group
“Mindray has always focused on building a business that yields high profitability and cash flow, while sustaining high earnings growth.” said Mr. Xu Hang, Mindray’s chairman and co-chief executive officer. “We have delivered yet another quarter of strong earnings growth. Our continuous cost savings from our vertically integrated R&D and manufacturing model as well as prudent expense controls have led to operating margin improvement in the combined business.”
“Mindray continues to execute on its strategy of strengthening and diversifying our product portfolio and geographic footprint,” commented Mr. Li Xiting, Mindray’s president and co-chief executive officer. “We experienced another strong quarter of growth in both domestic and international markets. Our core focus on operating efficiency and margin improvement combined with superior product performance and new product development gives Mindray a competitive advantage with customers. We continue to believe that the long-term trends in our business are strong and we have confidence in our ability to gain market share by continuing to provide high-quality and affordable medical devices to doctors and hospitals around the world.”
SUMMARY — 3rd Quarter 2008

(US$ millions, except per-share data)	3Q/2008	3Q/2007	% change
Revenue generated in China	61.1	37.9	61.3%
Revenue generated in international markets	85.4	37.8	126.1%
Net Revenues	146.5	75.7	93.6%
Gross Profit	79.4	41.7	90.4%
Operating Income	30.2	20.4	47.6%
Non-GAAP Operating Income (1)	37.5	22.8	64.5%
Diluted EPS from continuing operations	0.24	0.18	35.0%
Non-GAAP Diluted EPS (1) from continuing operations	0.29	0.20	46.1%

(1)	Mindray provides gross margin, R&D expenses, selling expenses, general and administrative expenses, operating margin, net income and earnings per share on a non-GAAP basis that excludes non-cash, share-based compensation expense, inventory fair value adjustments, acquired intangible assets amortization expense and in-progress research and Development (IPR&D) to enable investors to better assess the Company’s operating performance. The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled ''Use of Non-GAAP Financial Measures.’’
Revenues
Mindray reported net revenues of US$146.5 million for the third quarter 2008, a 93.6% increase from US$75.7 million in the third quarter 2007.
Net revenues generated in international markets in the third quarter 2008 increased 126.1% to US$85.4 million from US$37.8 million in the same period last year, while net revenues generated in China in the third quarter 2008 increased 61.3% to US$ 61.1 million from US$37.9 million in the third quarter 2007.
During the quarter, the Company obtained approval for a Value Added Tax (“VAT”) rebate (“Software VAT rebate”) for the sale of embedded software pursuant to Notice Cai Shui [2008] No. 92 issued jointly by People’s Republic of China’s Ministry of Finance and the State Administration of Taxation (“SAT”). Mindray anticipates the receipt of such tax rebates for the sale of embedded software will continue going forward.
Performance by Segment
Patient Monitoring & Life Support Products: Patient monitoring & life support products segment, including DPM revenues, increased 147.2% to US$67.6 million from US$27.4 million in the third quarter 2007. The patient monitoring & life support products segment contributed 46.6% to total net segment revenues in the third quarter 2008.
In-Vitro Diagnostic Products: In-vitro diagnostic products segment revenues increased 41.6% to US$34.8 million from US$24.6 million in the third quarter 2007. The in-vitro diagnostic products segment contributed 24.0% to total net segment revenues in the third quarter 2008.
Medical Imaging Systems: Medical Imaging systems segment revenues increased 51.8% to US$32.6 million from US$21.4 million in the third quarter 2007. The medical imaging systems segment contributed 22.4% to total net segment revenues in the third quarter 2008.
Gross Margins
Third quarter 2008 non-GAAP gross profit, as defined below, was US$83.6 million, a 97.2% increase from US$42.4 million in the third quarter 2007. Non-GAAP gross margin was 57.0% in the third quarter 2008 compared to 56.0% in the third quarter 2007 and 54.8% in the second quarter 2008. Third quarter 2008 GAAP gross profit was US$79.4 million compared to US$41.7 million in the third quarter 2007.
Operating Expenses
Non-GAAP selling expenses for the third quarter 2008 were US$21.1 million, or 14.4% of total net revenues, compared to 13.7% in the third quarter 2007 and 13.3% in the second quarter 2008. GAAP selling expenses for the third quarter 2008 were US$22.0 million.
Non-GAAP general and administrative expenses for the third quarter 2008 were US$11.9 million, or 8.1% of total net revenues, compared to 3.0% in the third quarter 2007 and 6.1% in the second quarter 2008. GAAP general and administrative expenses for the third quarter 2008 were US$12.6 million.
Non-GAAP research and development expenses for the third quarter 2008 were US$13.8 million, or 9.4% of total net revenues, compared to 9.2% of total net revenues in the third quarter 2007 and 7.9% in the second quarter 2008. GAAP research and development expenses for the third quarter 2008 were US$14.6 million.
Total share-based compensation expenses, which were allocated to cost of goods sold and related operating expenses, were US$2.6 million in the third quarter 2008, compared to US$1.8 million in the third quarter 2007 and US$2.4 million in the second quarter 2008.

Non-GAAP operating income, as defined below, in the third quarter 2008 was US$37.5 million, a 64.4% increase from US$22.8 million in the third quarter 2007. Non-GAAP operating margins were 25.6% in the third quarter 2008, compared to 30.1% in the third quarter 2007 and 27.5% in second quarter 2008. GAAP operating profit in the third quarter 2008 was US$30.2 million
Net Income
Third quarter 2008 non-GAAP net income increased 48.1% year-over-year to US$33.7 million from US$22.7 million in the third quarter 2007. Non-GAAP net margins were 23.0% in the third quarter 2008, compared to 30.0% in the third quarter 2007 and 24.2% in the second quarter 2008. Third quarter 2008 GAAP net income was US$28.0 million compared to US$20.4 million in the third quarter 2007. Third quarter 2008 income tax expense was US$4.8 million, representing an effective tax rate of 14.7% compared to a 14.0% effective tax rate in the third quarter 2007, or an increase of 45.6% from US$3.3million in the third quarter 2007.
Third quarter 2008 basic and diluted non-GAAP earnings per share were US$0.31 and US$0.29, respectively. Third quarter 2007 basic and diluted non-GAAP earnings per share were US$0.21 and US$0.20, respectively. Third quarter 2008 GAAP basic and diluted earnings per share were US$0.26 and US$0.24, respectively. Third quarter 2007 GAAP basic and diluted earnings per share were US$0.19 and US$0.18, respectively. Shares used in the computation of diluted earnings per share increased from 113.0 million in the third quarter 2007 to 114.6 million in the third quarter 2008 due to grants of share options in the past twelve months.
The China Unified Corporate Income Tax Law (the “New Law”) became effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates including a 15% income tax rate to be applicable to qualified ''New and Hi- Tech Enterprises.’’ The related detailed implementation rules and regulations on the definition of various terms and the interpretation and application of the provisions of the New Law were promulgated by the State Council in December 2007, April 2008 and July 2008. The Company is waiting for the approval of application for hi-tech enterprise qualification by the relevant government authorities. Before the approval for the qualification to be a hi-tech enterprise, the Company is required to pay income tax in accordance with the transitional income tax arrangement where the income tax rate is 18% in 2008 and 20% in 2009. The Company believes that it meets the criteria of hi-tech enterprise under the New Law. If the Company had received the approval prior to September 30, 2008, its 2008 first nine months net income would have increased by US$0.8 million for deferred tax balances and by US$3.3million for income tax applicable to its Shenzhen subsidiary using the 15% tax rate. This amount of accrued income taxes will be reversed as soon as the Company receives official approval for the ''New and Hi-Tech Enterprise’’ status for its Shenzhen-based subsidiary.
Other Select Data
Average accounts receivable days outstanding was 39 days for the third quarter 2008 compared to 22 days for the third quarter 2007 and 32 days for the second quarter 2008. Inventory turnover was 73 days for the third quarter 2008 compared to 64 days for the third quarter 2007 and 57 days for the second quarter 2008. Average accounts payable days outstanding was 55 days for the third quarter 2008 compared to 57 days for the third quarter 2007 and 50 days for the second quarter 2008.
As of September 30, 2008, the Company had US$63.2 million in cash and cash equivalents (excluding restricted cash-short-term of US$51.1 million and restricted short-term investments of US$58.9 million). Net cash generated from operating activities and capital expenditures for the first nine months of 2008 were US$53.0 million and US$33.4 million, respectively.
As of September 30, 2008 the Company had 5,487 employees compared to 3,705 employees on December 31, 2007.

SUMMARY — 9 Months Ended September 30, 2008

(US$ millions, except per-share data)	9M/2008	9M/2007	% change
Revenue generated in China	161.8	101.1	60.1%
Revenue generated in international markets	217.9	102.1	113.4%
Net Revenues	379.6	203.2	86.9%
Gross Profit	205.8	113.2	81.8%
Operating Income	85.9	57.7	48.7%
Non-GAAP Operating Income (2)	108.3	64.9	66.9%
Diluted EPS from continuing operations	0.68	0.50	34.4%
Non-GAAP Diluted EPS (2) from continuing operations	0.85	0.56	50.3%

(2)	Mindray provides gross margin, R&D expenses, selling expenses, general and administrative expenses, operating margin, net income and earnings per share on a non-GAAP basis that excludes non-cash, share-based compensation expense, inventory fair value adjustments, acquired intangible assets amortization expense and in-progress research and Development (IPR&D) to enable investors to better assess the Company’s operating performance. The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled ''Use of Non-GAAP Financial Measures.’’
Revenues
Mindray reported net revenues of US$379.6 million for the first nine months of 2008, an 86.9% increase from US$203.2 million in the same period in 2007.
Net revenues generated in international markets in the first nine months of 2008 increased 113.4% to US$217.9 million from US$102.1 million in the same period last year, while net revenues generated in China in the first nine months of 2008 increased 60.1% to US$161.8 million from US$101.1 million in the first nine months of 2007.
Net Income
2008 nine months non-GAAP net income increased 52.3% year-over-year to US$96.7 million from US$63.5 million in the same period in 2007. Non-GAAP net margins were 25.5% in the first nine months of 2008, compared to 31.3% in the same period in 2007. 2008 nine months GAAP net income was US$77.1 million compared to US$56.6 million in the same period in 2007. 2008 nine months income tax expense was US$16.6 million, representing an effective tax rate of 17.8% compared to a 14.6% effective tax rate in the same period in 2007, or an increase of 71.1% from US$9.7 million in the same period in 2007.
2008 nine months basic and diluted non-GAAP earnings per share were US$0.90 and US$0.85 respectively. 2007 nine months basic and diluted non-GAAP earnings per share were US$0.60 and US$0.56, respectively. 2008 nine months GAAP basic and diluted earnings per share were US$0.72 and US$0.67, respectively. 2007 nine months GAAP basic and diluted earnings per share were US$0.53 and US$0.50, respectively. Shares used in the computation of diluted earnings per share increased from 112.6 million in the first nine months 2007 to 114.1 million in the first nine months 2008 due to issuances of new shares and grants of share options in the past twelve months.
Updated Business Outlook for Full Year 2008
The Company is maintaining Non-GAAP EPS guidance to be in the range of US$1.16 to US$1.18 per fully diluted share based on an estimated average diluted share count of 114 million for the year representing 47% - 49% growth YOY. Its full-year 2008 non-GAAP net income guidance is in the range of US$132 million to US$135 million, taking into consideration a 15% effective income tax rate after certain government tax incentives and rebates including the favorable tax rate enjoyed by new and high tech enterprise status, as well as the inclusion of Software VAT rebates. The Company is updating its full-year 2008 net revenue guidance to be in the range of US$550 million to US$560 million, including the consolidation of DPM starting from May 1, 2008. This is revised from the Company’s previous guidance of US$560 million to US$580 million. The revised guidance primarily reflects a change in our previously budgeted foreign exchange rates for the remainder of the year as a result of recent trends in exchange rates. Our revised budgeted foreign exchange rates are now 6.84 RMB to the dollar in the second half of 2008 and US$1.28 to the euro in the fourth quarter (compared to 6.6 RMB to the U.S. dollar in the third quarter 2008, 6.4 RMB to the U.S. dollar in the fourth quarter and US$1.50 to the euro in the second half of 2008 budgeted on May 7, 2008 when the 2008 sales guidance including the newly acquired DPM business was initially announced). In addition, updated guidance reflects the impact of the sales disruption caused by deteriorating foreign exchange fluctuations in the emerging market countries we sell to and the adoption of more stringent credit policies which resulted in reducing our outlook for shipments to a limited number of our customers.
The Company estimates total share-based compensation expenses in 2008 will be approximately US$10 million based on employee share options that have been granted as of September 30, 2008. The Company expects approximately US$17.9 million in acquisition-related intangible amortization expenses in 2008 including the April 2006 acquisition of minority interest and DPM, subject to the finalization of the purchase price allocation for DPM acquisition. Since the purchase price allocation process has not been finalized, the Company recorded a preliminary purchase price allocation in connection with DPM acquisition.
The Company anticipates capital expenditures and advances for purchase of plant and equipment for 2008 to be in the range of US$60 million to US$70 million.
The Company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.
As announced in May 2008, Mindray changed its reporting currency to the U.S. Dollar (USD) from Chinese Renminbi effective April 1, 2008. Accordingly, Mindray presented historical financial results retranslated into USD in order to allow same currency comparisons to future financial results on August 26, 2008. This retranslation does not reflect any change in the underlying historical results and reflects only exchange rate recalculation into USD based on the accounting guidance for retranslation into a new reporting currency.
Results of Annual General Meeting
At Mindray’s annual general meeting on October 17, 2008, Mr. Li Xiting, Mr. Wu Qiyao, and Mr. Lin Jixun were elected to serve as directors with their terms expiring at the 2011 annual meeting of our shareholders or until such directors’ successor is elected and duly qualified. The resolution to increase the number of directors on the board from seven to nine was approved. Mr. Peter Wan and Mr. Kern Lim who were recently appointed by the board to fill vacancies on the expanded board were elected to serve with their terms expiring at the 2010 annual meeting of our shareholders or until such directors’ successors is elected and duly qualified. The appointment by Mindray’s audit committee of Deloitte Touche Tohmatsu as the independent auditor for the fiscal year 2007 was ratified, and the appointment on October 15, 2008 by Mindray’s audit committee of the independent auditor PricewaterhouseCoopers for the fiscal year 2008 was approved.
Conference Call Information
Mindray’s management will hold an earnings conference call at 8:00 a.m. on November 11, 2008 U.S. Eastern Time (9:00 p.m. on November 11, 2008 Beijing/Hong Kong Time) to discuss results with investors.
Dial-in details for the earnings conference call are as follows:
Hong Kong: +852-3002-1672
U.S. Toll Free: +1-866-356-3093
International: +1-617-597-5381
Passcode for all regions: Mindray
A replay of the conference call may be accessed by phone at the following numbers until November 22, 2008.
U.S. Toll Free: +1-888-286-8010
International: +1-617-801-6888
Passcode: 4896 2917

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at http://ir.mindray.com.
About Mindray
Mindray is a leading developer, manufacturer and marketer of medical devices worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring & life support products, in-vitro diagnostic products and medical imaging systems. Mindray is globally headquartered in Shenzhen, China, with U.S. headquarters in Mahwah, New Jersey. Mindray also has another 12 international sales and service offices in Amsterdam, Frankfurt, Istanbul, London, Mexico City, Moscow, Mumbai, Paris, Sao Paolo, Seattle, Toronto and Vancouver. For more information, please visit http://www.mindray.com.
Use of Non-GAAP Financial Measures
The Company has reported (1) for the third quarter 2008 non-GAAP net income, operating income, selling expenses, general and administrative expenses, R&D expenses and earnings per share on a non-GAAP basis and (2) for the estimated full year 2008 non-GAAP net income and earnings per share. Each of the terms as used by the Company is defined as follows:
–	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation, inventory fair value adjustments and amortization of acquired intangible assets.
–	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, inventory fair value adjustments, amortization of acquired intangible assets and in-progress research and Development (IPR&D).
–	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, inventory fair value adjustments, amortization of acquired intangible assets and IPR&D, all net of related tax impact.
–	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the deemed dividends for the basic calculation.
In addition to Mindray’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross margin, non-GAAP operating income, non-GAAP selling expenses, non-GAAP general and administrative expenses, non-GAAP R&D expenses, non-GAAP net income and non-GAAP earnings per share on a basic and fully diluted basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Mindray’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Mindray’s underlying business performance and operating trends and the Company expects to report operating income and net income on a non-GAAP basis using a consistent method on a quarterly basis going forward.
The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month periods ended September 30, 2007 and 2008, respectively, in the attached financial information.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” including those related to the Company’s anticipated operating results for 2008, the anticipated integration of the recently acquired business, the Company’s anticipated effective tax rate, applicable exchange rates, software VAT refunds, share based compensation, amortization expenses, and capital expenditure. These statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the anticipated integration of the recently acquired business, the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our annual report on Form 20-F, filed on June 30, 2008. Our results of operations for the third quarter of 2008 and for fiscal year 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release. For investor and media inquiries please contact:
In the U.S:
Evan Smith, CFA
FD
Tel: +1-212-850-5606
Email: evan.smith@fd.com
John Capodanno
FD
Tel: +1-212-850-5705
Email: john.capodanno@fd.com
In China:
May Li
Mindray Investor Relations
Tel: + 86 755 2658 2518
Email: may.li@mindray.com

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

	As at December 31,	As at September 30,
	2007	2008
	US$	US$
	(audited)	(unaudited)
	(In thousands)	(In thousands)
ASSETS

Current assets:
Cash and cash equivalents	189,045	63,164
Restricted cash-short-term (note 1)	—	51,056
Short-term investments (note 1)	55,897	58,911
Accounts receivable, net	28,813	80,547
Inventories	24,816	67,999
Value added tax receivables	—	7,648
Other receivables	5,400	9,006
Prepayments and other	1,920	9,823
Deferred tax assets — current portion	603	3,239

Total current assets	306,494	351,393

Restricted cash-long-term (note 1)	—	19,637
Long-term investments (note 1)	34,272	29,456
Other assets	2,695	2,624
Advance for purchase of plant and equipment	18,103	34,582
Property, plant and equipment, net	48,056	118,545
Land use right	2,435	2,596
Intangible assets, net	17,911	67,383
Goodwill	16,748	115,886

Total assets	446,714	742,102

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loan	—	109,465
Notes payable	8,700	6,075
Accounts payable	18,208	36,433
Advance from customers	7,224	6,433
Salaries payables	8,343	11,249
Other payables	17,089	38,093
Income taxes payable	7,711	12,678
Other taxes payable	2,029	1,602

Total current liabilities	69,304	222,028

Long-term bank loan	—	47,219
Other long-term payables	—	564
Minority interests	2	1
Deferred tax liabilities, net	3,386	3,253

Shareholders’ equity:
Ordinary shares	13	14
Additional paid-in capital	260,107	270,283
Retained earnings	94,466	152,285
Accumulated other comprehensive loss	19,436	46,455

Total shareholders’ equity	374,022	469,037

Total liabilities and shareholders’ equity	446,714	742,102

(1)	Restricted as the security package required for the bank loans as of September 30, 2008. Use of such funds are permitted provided that the proportionate amount of debt must be retired concurrently. As of September 30, 2008 (a) the short-term bank loans can be fully repaid from such short-term restricted cash and short-term investments; and (b) the long-term bank loans can be fully repaid from such long-term restricted cash and long-term investments.

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30		Nine months ended September 30,
	2007	2008	2007	2008
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except share and per share data)		(In thousands, except share and per share data)

Net revenues
— PRC	37,907	61,126	101,066	161,763
— International	37,779	85,403	102,096	217,861
Net revenues	75,686	146,529	203,162	379,624
Cost of revenues (note 2)	(33,973)	(67,122)	(89,958)	(173,819)

Gross profit	41,713	79,407	113,204	205,805

Selling expenses (note 2)	(10,994)	(21,989)	(27,716)	(53,112)
General and administrative expenses (note 2) (note 3)	(2,806)	(12,644)	(8,506)	(24,846)
Research and development expenses (note 2)	(7,481)	(14,616)	(19,207)	(35,360)
Expense of in-progress research & development	—	—	—	(6,600)
Other general expenses	(3)	(8)	(26)	(21)

Operating income	20,429	30,150	57,749	85,866

Other income, net	1,125	1,286	1,524	2,910
Interest income	2,220	2,957	7,008	7,486
Interest expense	(5)	(1,577)	(8)	(2,537)

Income before income taxes and minority interests	23,769	32,816	66,273	93,725

Provision for income taxes	(3,324)	(4,840)	(9,693)	(16,640)
Minority interests	—	—	—	0

Net Income	20,445	27,976	56,580	77,085

Basic earnings per share	0.19	0.26	0.53	0.72

Diluted earnings per share	0.18	0.24	0.50	0.68

Shares used in the computation of:
Basic earnings per share	106,586,981	107,538,933	106,171,253	107,256,059

Diluted earnings per share	113,036,660	114,573,283	112,620,932	114,130,393

(2) Share-based compensation charges incurred during the period related to:
Cost of revenues	54	113	155	334
Selling expenses	627	898	1,963	2,514
General and administrative expenses	550	767	1,655	1,997
Research and development expenses	534	799	1,569	2,317

(3)	Amortization of intangible assets increased $1.6 million as a result of recognizing the cumulative effect of an understatement of amortization of intangible assets during the year ended 31 December 2006. The Company concluded that the amount of the understatement was not material to the financial statements in any previous periods, nor to the estimated net income for the year ending 31 December 2008 or the trend of earnings.

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2008	2007	2008
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands,		(In thousands,
	except share and per share data)		except share and per share data)

Non-GAAP net income	22,740	33,671	63,489	96,702
Non-GAAP net margin	30.0%	23.0%	31.3%	25.5%
Amortization of acquired intangible assets, inventory fair value adjustments and IPR&D	(623)	(4,789)	(1,843)	(15,279)
Deferred tax impact related to acquired intangible assets	93	1,671	276	2,824
Effect of change in tax rate on deferred tax	—	—	—	—
Share-based compensation	(1,765)	(2,577)	(5,342)	(7,162)

GAAP net income	20,445	27,976	56,580	77,085
GAAP net margin	27.0%	19.1%	27.8%	20.3%

Non-GAAP income per share — basic	0.21	0.31	0.60	0.90
Non-GAAP income per share — diluted	0.20	0.29	0.56	0.85

GAAP income per share — basic	0.19	0.26	0.53	0.72
GAAP income per share — diluted	0.18	0.24	0.50	0.68

Shares used in computation of:
Basic earnings per share	106,586,981	107,538,933	106,171,253	107,256,059

Diluted earnings per share	113,036,660	114,573,283	112,620,932	114,130,393

Non-GAAP operating income	22,817	37,516	64,934	108,307
Non-GAAP operating margin	30.1%	25.6%	32.0%	28.5%
Amortization of acquired intangible assets, inventory fair value adjustments and IPR&D	(623)	(4,789)	(1,843)	(15,279)
Share-based compensation	(1,765)	(2,577)	(5,342)	(7,162)

GAAP operating income	20,429	30,150	57,749	85,866
GAAP operating margin	27.0%	20.6%	28.4%	22.6%

Non-GAAP gross profit	42,390	83,586	115,202	213,675
Non-GAAP gross margin	56.0%	57.0%	56.7%	56.3%
Amortization of acquired intangible assets and inventory fair value adjustments	(623)	(4,066)	(1,843)	(7,536)
Share-based compensation	(54)	(113)	(155)	(334)

GAAP gross profit	41,713	79,407	113,204	205,805
GAAP gross margin	55.1%	54.2%	55.7%	54.2%